
September 15, 2022

Jeffrey Schwartz
Chief Executive Officer
BCLS Acquisition Corp.
200 Clarendon Street
Boston, Massachusetts 02116

      Re: BCLS Acquisition Corp.
           Form 10-K for the year ended December 31, 2021
           Filed March 28, 2022
           File No. 001-39646

Dear Mr. Schwartz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction